October 15, 2012

VIA EDGAR (as Correspondence)

United States Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, N.E.
Washington, DC  20549

Re:
Registration Statements on Form N-14 Filed on August 28, 2012 for MFS Variable Insurance Trust (File Nos. 033-74668; 811-08326) and  MFS Variable Insurance Trust II (File Nos. 002-83616; 811-03732) (the “Registrants”)

Ladies and Gentlemen:

This letter responds to the comments to the Registrants’ registration statements on Form N-14 (the “Prospectus/Proxy Statement”) with respect to reorganizations of eight series of Sun Capital Advisers Trust (each, an “Acquired Fund”) into seven series of the Registrants (each, an “Acquiring Fund,” and, collectively with the Acquired Funds, the “Funds”) as follows: (i) SC WMC Large Cap Growth Fund into MFS Growth Series; (ii) SC Davis Venture Value Fund into MFS Research Series; (iii) SC WMC Blue Chip Mid Cap Fund into MFS Mid Cap Growth Series; (iv) SC Invesco Small Cap Growth Fund into MFS New Discovery Series; (v) Sun Capital Investment Grade Bond Fund into MFS Research Bond Series; (vi) SC PIMCO Total Return Fund into MFS Research Bond Series; (vii) SC Lord Abbett Growth & Income Fund into MFS Value Series; and (viii) SC PIMCO High Yield Fund into MFS High Yield Portfolio (the “Reorganizations”).  These comments were provided to Susan Pereira, Brian Langenfeld and James Yost of MFS Investment Management and Christopher Harvey and Jill Damon of Dechert LLP by telephone on September 25, 2012 by Ms. Rebecca Marquigny of the Staff of the Securities and Exchange Commission (the “Commission”).  Changes in disclosure resulting from accepted comments will be reflected in a definitive copy of the Prospectus/Proxy Statement filed with the Commission pursuant to Rule 497 under the Securities Act of 1933, as amended.1

Accounting Comments

1.      Comment:     In the “Other Expenses and Total Annual Funds Operating Expenses” sub-section of the “Comparison of, and Effect on, Fund Operations and Expenses” section of each relevant Proposal, please confirm whether the name of the Acquired Fund should replace the Acquiring Fund’s name in the last clause of the first sentence which states “it is estimated that expenses of each class of the pro forma combined fund will be lower than the corresponding class of shares of the [Acquiring Fund].”

1	Terms not defined herein shall have the meanings ascribed to them in the Prospectus/Proxy Statement.

United States Securities and
Exchange Commission
October 15, 2012

Response:     Registrants confirm that this clause is accurate as written.  Registrants note that the relevant sentence begins: “As shown in greater detail in the tables below, the [Acquiring Fund’s] “Other Expenses” and “Total Annual Fund Operating Expenses” for each class of shares were each lower than those of the [Acquired Fund]….”   Thus, the sentence correctly expresses two distinct ideas:  (i) that “Other Expenses” and “Total Annual Fund Operating Expenses” for the Acquiring Fund are lower than those of the Acquired Fund; and (ii) that the expenses of the pro forma combined fund are expected to be even lower than those of the Acquiring Fund.

2.      Comment:     In the “Annual Fund Operating Expenses” table in Proposal 4, please replace the superscript “4” with superscript “3.”

Response:     Accepted.

3.      Comment:      In the “Annual Fund Operating Expenses” table in Proposal 6, please include the superscript “3” in the first pro forma combined caption.

Response:      Accepted.

4.      Comment:       In the “Performance” section of Proposal 3, please confirm the accuracy of the lowest quarterly return disclosed for Service Class shares of the SC WMC Blue Chip Mid Cap Fund, as the figure does not match the figure included in the Fund’s May 1, 2012 Service Class prospectus.

Response:       Accepted.  Registrants have determined that the highest and lowest quarterly returns for Service Class shares of the SC WMC Blue Chip Mid Cap Fund included in the Fund’s May 1, 2012 Service Class prospectus are accurate and have, thus, revised the figures included in Proposal 3 accordingly.

5.      Comment:        In the “Average Annual Total Returns” tables for Proposals 5 and 6, please confirm the accuracy of the Acquiring Fund's returns for the six months ended June 30, 2012, as the returns do not match the figures included in the “Financial Highlights” in the Fund's Semi-Annual Report for the period ended June 30, 2012.

Response:        Registrants have confirmed the above-referenced information.  Registrants note that the returns in the Financial Highlights are GAAP-adjusted, whereas the returns in the performance tables are not.  As a result, the returns in the “Financial Highlights” in the Semi-Annual Report may differ from those shown for the same period in the Prospectus/Proxy Statement.

6.      Comment:         Please disclose the Federal income tax consequences of each Reorganization.  If appropriate, please disclose that the Reorganizations are tax-free under Section 368 of the Internal Revenue Code.

Response:                Although it is expected that the Reorganizations will constitute tax-free reorganizations under Section 368 of the Internal Revenue Code, the Reorganizations are not conditioned on that conclusion, and instead are conditioned on each Fund receiving an opinion that the relevant Reorganization will not be a taxable event for contract owners.  Registrants submit that Item 4 of Form N-14 requires simply an “outline of the material features of the transaction, including…the federal income tax consequences, if any, to security holders….”  Registrants submit that, in the context of an insurance dedicated fund, such as the Acquiring and Acquired Funds, “security holders” logically refers to the contract owners to whom the Prospectus/Proxy Statement is principally addressed.  The first two sentences of the “U.S. Federal Income Tax Consequences” section fully satisfies this requirement, stating:

United States Securities and
Exchange Commission
October 15, 2012

It is expected that, for U.S. federal income tax purposes, a Reorganization will not be a taxable event for Contract Holders whose Contracts are funded by Company Separate Accounts that invest in shares of the applicable Acquired Fund.  As a condition to each Fund’s obligation to consummate the applicable Reorganization, each Fund will receive an opinion from Ropes & Gray LLP substantially to the effect that, on the basis of the existing provisions of the Code, U.S. Treasury regulations issued thereunder, current administrative rules, pronouncements and court decisions, for U.S. federal income tax purposes, the Reorganizations will not be taxable events for such Contract Holders.

In an effort to respond to this comment, however, Registrants have added the following sentence after the first two sentences cited above:

Although it is expected that each Reorganization will qualify as a tax-free reorganization under Section 368(a) of the Code, the Reorganizations are not conditioned on that conclusion.

7.      Comment:      Please explain supplementally whether there are any material differences between the valuation policies of the Acquired and Acquiring Funds.  If there are material differences, please disclose that each Reorganization could result in Acquired Fund shareholders receiving a value for their shares that is lower than the value of such shares as calculated by the Acquired Fund.

Response:      Registrants confirm that, on the basis of advance testing of hypothetical closing date portfolios, there are no differences between the valuation policies of the Acquired and Acquiring Funds that are expected to result in a material difference between the valuation to be used by an Acquired Fund in calculating the net asset value of its shares and the valuation to be calculated by the corresponding Acquiring Fund for purposes of effecting the Reorganization.  Accordingly, no changes have been made in response to this comment.

8.      Comment:       In the Statement of Additional Information, please explain that if the Reorganization in Proposal 8 is consummated, MFS will agree to limit the expenses of the Acquiring Fund and describe the terms of such expense limitation arrangement.

Response:       Accepted.

United States Securities and
Exchange Commission
October 15, 2012

Legal Comments

President’s Letter

9.        Comment:        In the paragraph that follows the list of Acquired and Acquiring Funds, please disclose that the changes described are conditional and will only take place if a Reorganization is approved by shareholders.

Response:       Accepted.

10.        Comment:      In the bold, capitalized paragraph on the second page, please clarify that contract owners should read the Prospectus/Proxy Statement prior to providing voting instructions.

Response:       Accepted.

Notice of a Joint Special Meeting of Shareholders

11.        Comment:      In the Notice of a Joint Special Meeting of Shareholders, please clarify how the insurance companies will vote any shares of the Funds they hold for their own account.

Response:       Registrants confirm that the insurance companies did not hold any shares of the Acquired Funds for their own account on the record date.  We also confirm that no entity other than the insurance company separate accounts and the funds of funds owned any shares of the Acquired Funds as of the record date.  Accordingly, no changes have been made in response to this comment.

Prospectus/Proxy Statement

12.        Comment:      Please ensure that the disclosure is consistent with the relevant requirements of Form N-1A, as cross-referenced by Form N-14.  Specifically, please ensure that information provided in response to Items 5 and 6 of Form N-1A conforms to formatting and content requirements of those Items.

Response:       Registrants respectfully submit that while disclosures in the Prospectus/Proxy Statement, such as explanatory introductions to the tables and charts, are not included in the Funds’ current N-1A prospectuses, the additional disclosures are designed to facilitate a contract owner’s understanding of the information in the context of the Reorganizations and ensure that the disclosure is not misleading.  Additionally, the Staff’s comment appears to be based on General Instruction 3(b) to Form N-1A, which states that Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those Items, in addition to Form N-14’s direct reference to Items 5 and 6 of Form N-1A.  Form N-14 does not specifically incorporate General Instruction 3(b) to Form N-1A, however.  Accordingly, no changes have been made in response to this comment.

13.        Comment:      For ease of comparison, please use identical formatting for the performance bar charts for each of the Acquired and Acquiring Funds.

Response:       Accepted.

United States Securities and
Exchange Commission
October 15, 2012

14.        Comment:       For ease of comparison, please avoid allowing figures, tables and charts that compare the Acquired and Acquiring Funds to split across page breaks unless the relevant pages are facing pages.

Response:        Registrants respectfully decline to make these changes because we believe the current disclosure complies with Form N-14 and to reformat the Prospectus/Proxy Statement as requested will result in a significant number of blank or partially blank pages and explanatory disclosure being separated from the figure, table or chart to which it pertains..

15.        Comment:       Please ensure that the “0%” axis line is marked in each Fund’s performance bar chart.  Specifically, please see the performance bar charts included in Proposals 4 and 5.

Response:        Accepted.

16.        Comment:       In the first paragraph on the first page of each Proposal, please clarify that if the Reorganization is approved, the Acquired Fund will cease to exist.  Alternatively, this information could be disclosed in response to “What is being proposed?” in the “Questions and Answers” sub-section of the “Overview” section.

Response:        Accepted.  This information will be included in response to “What is being proposed?” in the “Questions and Answers” sub-section.

17.        Comment:       In the list of Acquiring Funds on the first page of the Prospectus/Proxy Statement, please identify whether each Acquiring Fund is a series of MFS Variable Insurance Trust or MFS Variable Insurance Trust II.

Response:        Accepted.

18.        Comment:       With respect to certain of the Acquiring Funds, please define in dollar or other specific terms the capitalization ranges of capitalization sizes (e.g., “large”) referenced in the Prospectus/Proxy Statement.

Response:        Registrants are not aware of any legal requirement to include the requested disclosure where a fund’s name does not suggest a focus on investments in securities of issuers in a certain capitalization range.  Therefore, Registrants respectfully decline to modify the disclosure included in the Prospectus/Proxy Statement.  Please note that where an Acquiring Fund’s name suggests a focus on investments in issuers in a certain capitalization range (e.g., MFS Mid Cap Growth Series), a definition is included.

19.        Comment:       In the “Diversification” sub-section of the “Comparison of Acquired and Acquiring Funds” section of each applicable Proposal, please include the sentence “Each Fund is diversified.” in both the Acquired and Acquiring Fund columns or otherwise revise the disclosure to make it more clear visually that the sentence applies to both Funds.

Response:        Accepted.

United States Securities and
Exchange Commission
October 15, 2012

20.        Comment:       For each applicable Acquiring Fund, please use the term “junk bonds” when referring, in the first instance, to lower quality debt instruments.

Response:        Accepted.  For each Acquiring Fund that may invest in lower debt quality instruments, Registrants will indicate that lower quality debt instruments are commonly referred to as “high yield securities” or “junk bonds” in the table under the "Comparison of Acquired and Acquiring Funds" section for each applicable Proposal.

21.        Comment:       In the “Primary Investments” sub-section of the table under the “Comparison of Acquired and Acquiring Funds” section of Proposals 3, 5, 6 and 8, please clarify whether the Acquiring Fund’s 80% policy applies to net assets or to “net assets plus any borrowings for investment purposes” as contemplated by Rule 35d-1.

Response:    The 80% investment policy disclosure in the Prospectus/Proxy Statement tracks the disclosure in an Acquiring Fund's current prospectus.  To the extent each Acquiring Fund in Proposals 3, 5, 6 and 8 borrow for investment purposes, the borrowing would be included in such Fund's net assets for purposes of the Fund's 80% investment policy as required by Rule 35d-1.  However, because borrowings for investment purposes are not a principal strategy for such Acquiring Funds, a reference to “net assets plus borrowings for investment purposes” is not included in a Fund's prospectus, as Registrants do not believe it is necessary to include a technical definition of net assets in the prospectus disclosure for the Fund.  For funds where borrowing for investment purposes is a principal investment strategy of the fund, Registrants include the requested disclosure in a fund's prospectus.

To clarify the comparison between the Acquired Fund and Acquiring Fund in the Prospectus/Proxy Statement, Registrants will include a reference to “net assets (plus the amount of any borrowings for investment purposes)” where applicable.  Registrants will not, however, reflect this change the Acquiring Funds’ Form N-1A prospectus disclosure going forward.

22.        Comment:     Please replace industry “jargon” used in strategy discussions with plain English descriptions wherever possible.  For example, please see the disclosure regarding the Acquiring Fund in the “Investment Approach” sub-section of the “Comparison of Acquired and Acquiring Funds” section of Proposal 6.

Response:      Registrants respectfully decline to make changes to this section because we believe that the disclosure included in the Prospectus/Proxy Statement meets the applicable plain English disclosure requirements.

23.        Comment:      Please explain supplementally why “Rating Agencies Risk” is only disclosed for the Acquired Fund in the “Principal Risks of Investing in the Funds” section of Proposal 5.  Alternatively, please include “Rating Agencies Risk” for both the Acquired and Acquiring Funds or delete the risk altogether.

Response:        Registrants respectfully decline to make any change in response to this comment.  The Reorganization involves Funds from distinct but affiliated fund complexes each with their own approach to N-1A prospectus disclosure.  Those differences, therefore, are accurately reflected in the Prospectus/Proxy Statement disclosure not only on this subject but on many others.  For one Fund or the other to add or delete this principal risk in response to this comment would result in discrepancy between its Prospectus/Proxy Statement disclosure and its Form N-1A prospectus disclosure, which is in use for daily sales activity.  Specifically, if the Acquired Fund were to delete the disclosure from the Prospectus/Proxy Statement, it would suggest that the Fund does not consider this a principal risk, while nevertheless continuing to present it as such in the N-1A prospectus.  Conversely, for the Acquiring Fund to add such a disclosure to the Prospectus/Proxy Statement would be to suggest that the Fund considers this to be a principal risk despite not disclosing it as such in its N-1A prospectus.  Registrants respectfully submit that each Fund should continue to make its own judgments as to what its own principal risks are and are not.

United States Securities and
Exchange Commission
October 15, 2012

24.        Comment:  Please confirm that the derivatives disclosure included in Proposals 2, 5, 6 and 8 is consistent with Barry Miller’s letter to the ICI dated July 30, 2010.  Additionally, please clearly state whether the Acquired Fund has any specific limits on investments in derivatives.

Response:   Registrants have reviewed the July 30, 2010 letter to Karrie McMillan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Office of Legal and Disclosure, SEC, regarding Derivatives-Related Disclosures by Investment Companies (the “Derivatives Letter”), and believe that the derivatives disclosure included in Proposals 2, 5, 6 and 8 of the Prospectus/Proxy Statement is consistent with applicable SEC requirements. Additionally, as disclosed in the first sentence of the second paragraph in the “Derivatives” sub-section of the “Principal Investment Strategies” section of Proposal 8, the Acquired Fund has no specific limits on investments in derivatives and may invest all of its assets in such instruments.

25.        Comment:  In the “Agreement and Plan of Reorganization” sub-section of the “Information About the Reorganizations” section, please clarify either in the disclosure or supplementally what is meant by “unknown assets” or delete such references.

Response:   In referencing “unknown assets” Registrants are referring to future class action recoveries and other types of assets that are not knowable at this time.  The disclosure has been modified to include future class action recoveries as an example of “unknown assets.”

26.        Comment:  In the “Certain Differences in Rights of Security Holders” sub-section of the “Information about the Reorganizations” section, please disclose that due to the Acquired Funds’ approach to proportional voting, a quorum will always be met.

Response:                         Accepted.

*   *   *

We hope that the foregoing is responsive to your request made on September 25, 2012.  Please do not hesitate to contact the undersigned at (617) 954-5000 if you have any questions concerning the foregoing.  The Registrants acknowledge that:

•	the Registrants are responsible for the adequacy and the accuracy of the disclosure in the Prospectus/Proxy Statement;

•	the effectiveness of the Prospectus/Proxy Statement will not foreclose the Commission from taking any action with respect to the registration statement; and

United States Securities and
Exchange Commission
October 15, 2012

•	the Registrants may not assert the effectiveness of Prospectus/Proxy Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

Sincerely,

SUSAN A. PEREIRA

Susan A. Pereira

Vice President and Senior Counsel